UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3 to
SCHEDULE TO-I
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENERGY CONVERSION DEVICES, INC.
(Name of Subject Company (Issuer))

ENERGY CONVERSION DEVICES, INC.
(Names of Filing Person (Offeror))

Restricted Stock Units
Convertible into Common Stock, $0.01 Par Value per Share
(Title of Class of Securities)

292659109
(CUSIP Number of Class of Securities)
(Underlying Class)

Jay Knoll
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, MI 48309-3484
(248) 293-0440

Copy to:
W. Andrew Jack
Covington & Burling LLP
1201 Pennsylvania Avenue
Washington, DC 20004-2401
(202) 662-5232

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,181,483.16	$65.93

*       Calculated solely for purposes of determining the filing fee. This amount assumes that RSUs convertible into 97,724 shares of common stock of Energy Conversion Devices, Inc. at $12.09  per share, the average of the high and low sales prices for October 13, 2009, as reported on the NASDAQ Global Select Market, will be issued in exchange for currently outstanding RSUs pursuant to this offer.

**    Previously paid.  The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender-offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on October 14, 2009, relating to an offer by Energy Conversion Devices, Inc. (the “Company”) to its employees, subject to specified conditions, to exchange certain Restricted Stock Units subject to the achievement of performance goals for fiscal 2012 (the “2012 RSUs") and granted to employees of the Company under the 2006 Stock Incentive Plan (the "plan"), convertible into shares of the Company's common stock, $0.01 par value (the "Common Stock").

This Amendment is being filed to reflect the fact that the company has amended the information provided under Item 10 of the Schedule TO.

The Schedule TO is amended by the information contained in this Amendment No. 3. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO. The information in the Offer to Exchange and the Letter of Transmittal is incorporated by reference herein.

ITEM 10.                   FINANCIAL STATEMENTS.

(c) Summary Information. The information set forth in Item 10 of the Schedule TO is hereby amended and supplemented by the following:

Summary Historical Consolidated Financial Data

The Offer to Exchange is hereby amended and supplemented by inserting the following disclosure in the section entitled “About Energy Conversion Devices”:

Summary Historical Consolidated Financial Data. The following table sets forth summary historical consolidated financial data for the Company as of and for the three months ended September 30, 2009, and for the years ended June 30, 2009 and 2008.   Year-end financial data, in the opinion of our management, has been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. Interim financial data, in the opinion of our management, has been prepared on the same basis as our unaudited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. Historical results are not necessarily indicative of future performance. The data should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in the Offer to Exchange.

	Three Months Ended	Year Ended June 30,
	September 30, 2009	2009	2008
	(in thousands, except per share data)

Total revenue	$42,944	$316,293	$255,861
Total expenses	51,222	295,607	259,922
Operating income (loss)	(8,278)	20,686	(4,061)
Net income	(11,840)	12,456	3,853

Earnings per share	(0.28)	0.29	0.10
Diluted earnings per share	(0.28)	0.29	0.09

Book value per share	17.17	15.66	15.96
Basic weighted shares outstanding	42,299	42,277	40,231
Diluted shares outstanding	42,299	42,711	41,138
Ratio of earnings to fixed charges		1.67	1.55

		June 30,
		2009(1)	2008
		(in thousands)

Current assets	$446,741	$450,106	$590,012
Noncurrent assets	672,776	625,991	451,955
Current liabilities	97,777	59,661	52,103
Noncurrent liabilities	295,481	279,087	347,952
(1) As adjusted due to the implementation of FASB ASC470-20.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2009

Energy Conversion Devices, Inc.

By: /s/ Jay B. Knoll
Jay B. Knoll
Executive Vice President, General Counsel
and Chief Administrative Officer